Contact

www.linkedin.com/in/saratvemuri (LinkedIn)
www.amoinc.com (Company)
www.fthco.com (Company)

Top Skills

Executive Management
Advisory Boards
Mergers

Sarat Vemuri

CFO / CIO at Hall Boys Holdings
Alpharetta, Georgia, United States

Summary

Seasoned executive with a unique mix of financial, operational and technological leadership skills. Believes in and achieves operational excellence through the application of state of the art technologies combined with a motivated and empowered workforce.

Wide and deep experience and expertise in several fields including Retail Services, IT Infrastructure, Technology Development, Information Security, VOIP, Communications, Contact Centers, Mortgage Default Servicing, Outsourcing, ARM, Payment Card Industry and others.

Entrepreneurial. Expertise in M&A and Financing.

Experience

Hall Boys Holdings LLC
CFO & CIO
August 2017 - Present (6 years 5 months)
Alpharetta, GA

Hall Boys Holdings is a Family owned holding company whose portfolio companies include: The Beam Team Inc providing Interior Construction and Remodeling services for Retail, Warehouse, Hospitality and Restaurant industries; Hallway Plumbing LLC providing new construction plumbing services for residential, mutli-family and commercial builds; QEM LLC providing equipment rental and refuse removal services and Pro Marketing Sales Inc providing various sales consulting, plan-o-gram and related services in the Retail industry.

HALL BOYS INC
CFO & CIO
August 2017 - Present (6 years 5 months)

The Beam Team
CFO & CIO

April 2014 - Present (9 years 9 months)
Greater Atlanta Area

The Beam Team provides in-store construction, installation, project management and merchandising services to many of the nations leading retailers. With a footprint that covers all states, the company specializes in helping retailers execute "change" in a timely fashion with emphasis on quality.

Asset Management Outsourcing, Inc

President, COO & CTO

January 2011 - March 2014 (3 years 3 months)

AMOI provides outsourcing services and technology to financial services industry with special focus on Mortgage industry.

Services provided include Accounts Receivables Management, ARM Recoveries and Collections, Outreach, Customer Service, Loss Mitigation, Short Sales, REO Management, Valuations, Uninsured Title, Equity Analysis and others.

BackInTheBlack is AMOI's unique cloud based solution for default management in the mortgage industry. It is a completely managed platform for mortgage loss mitigation and collections with continually updated rule sets for various GSEs and private investors and is certified by certain GSEs.

FutureTech Holding

VP & CTO

April 2004 - March 2014 (10 years)

FutureTech is the holding company whose portfolio consists of companies in Financial Services (Outsourcing, ARM, Loss Mitigation, Loan Modification, Default Servicing etc), Technology Services (Outsourced Development, Infrastructure, Staff Augmentation, Consulting etc) and Healthcare related (Billing, Insurance Verification and Recovery, Collections etc) sectors.

Steelbox Networks

Principal Engineer

August 2003 - April 2004 (9 months)

Nortel Networks

Product Line Manager

April 2000 - August 2003 (3 years 5 months)

Ciena Communications
Lead/Principal Engineer
January 1997 - April 2000 (3 years 4 months)

Education

Emory University - Goizueta Business School
MBA, Executive MBA · (2007 - 2008)

Clemson University
M.S., Computer Science · (1990 - 1992)

Jawaharlal Nehru Technological University
B.Tech, Engineering · (1986 - 1990)